UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ORGANIGRAM HOLDINGS, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

68620P101

(CUSIP Number)

Anthony B. Petitt

BT DE Investments Inc.

103 Foulk Road, Suite 111

Wilmington, Delaware 19803

(302) 656-1950

With a copy to:

Bradley C. Brasser

Jones Day

90 South Seventh Street, Suite 4950

Minneapolis, Minnesota 55402

(612) 217-8886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 68620P101

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1	NAMES OF REPORTING PERSONS BT DE Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,571,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,571,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,571,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based on 126,156,673 Common Shares outstanding after giving effect to the Common Shares issued in connection with the completion of the Motif Acquisition as represented to the Reporting Person by the Issuer. Following the completion of the Motif Acquisition on December 6, 2024, the Reporting Person beneficially owned 32,571,942 Common Shares and 8,463,435 Preferred Shares, representing 25.8% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis. If the Third Tranche were completed on the date hereof, the Reporting Person would beneficially own 40,107,741 Common Shares and 13,820,811 Preferred Shares, which would represent 30% of the issued and outstanding Common Shares and 100% of the issued and outstanding Preferred Shares, in each case on a non-diluted basis.

CUSIP: 68620P101

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1	NAMES OF REPORTING PERSONS British American Tobacco p.l.c.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,571,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,571,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,571,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based on 126,156,673 Common Shares outstanding after giving effect to the Common Shares issued in connection with the completion of the Motif Acquisition as represented to the Reporting Person by the Issuer. Following the completion of the Motif Acquisition on December 6, 2024, the Reporting Person beneficially owned 32,571,942 Common Shares and 8,463,435 Preferred Shares, representing 25.8% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis. If the Third Tranche were completed on the date hereof, the Reporting Person would beneficially own 40,107,741 Common Shares and 13,820,811 Preferred Shares, which would represent 30% of the issued and outstanding Common Shares and 100% of the issued and outstanding Preferred Shares, in each case on a non-diluted basis.

CUSIP: 68620P101

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This statement constitutes Amendment No. 5 (this “Amendment No. 5”) to the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on February 1, 2022 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on November 8, 2023 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the SEC on January 25, 2024 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed with the SEC on September 3, 2024 (“Amendment No. 4” and, the Initial Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Original Schedule 13D”) relating to the Common Shares of the Issuer. This Amendment No. 5 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 5 have the meaning assigned to them in the Original Schedule 13D.

This Amendment No. 5 is being filed by the Reporting Persons as a result of the dilution of the Reporting Persons’ ownership percentage resulting from the issuance of Common Shares by the Issuer in connection with the completion of its acquisition of 100% of the issued and outstanding shares of Motif Labs Ltd. (the “Motif Acquisition”).

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(e) of this Statement on Schedule 13D are each hereby amended and restated in their entirety as follows:

(a)

See items 7 through 13 on the cover pages to this Statement on Schedule 13D. BT DE Investments Inc. (the “Purchaser”) is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. (“BAT”). BAT and the aforementioned wholly owned subsidiaries of BAT are collectively referred to herein as the “BAT Entities”. In addition to the Purchaser, each of BATUS Holdings Inc., Louisville Securities Limited, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT may be considered to be a beneficial owner of the Shares by virtue of their direct and indirect ownership of all of the equity and voting power of the Purchaser. The Shares comprise approximately 25.8% of the outstanding Shares (based on 126,156,673 Common Shares outstanding following the completion of the Motif Acquisition).

(b)

See items 7 through 13 on the cover pages to this Statement on Schedule 13D. The Purchaser has power both to dispose of and exercise the voting rights attributable to the Shares. Each of BATUS Holdings Inc., Louisville Securities Limited, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT may be deemed to control the Purchaser and therefore share voting power and investment power with respect to the Shares. See Item 2 of this Statement on Schedule 13D for information on the BAT Entities.

(c)	None of the Reporting Persons has effected any transaction in Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP: 68620P101

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2024

BT DE Investments Inc.

By:	/s/ Chris Voelker
Name:	Chris Voelker
Title:	General Counsel

British American Tobacco p.l.c

By:	/s/ Caroline Ferland
Name:	Caroline Ferland
Title:	Secretary

Schedule A

BAT Entities

BAT Entity	Name, state or other place of organization	Address of principal office
British American Tobacco p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (1998) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2012) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Weston (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

B.A.T. Industries p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British-American Tobacco (Holdings) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Louisville Securities Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

BATUS Holdings Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803

BT DE Investments Inc.	Delaware	103 Foulk Road, Suite 111, Wilmington, DE 19803

Schedule B

BAT Directors and Officers

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual’s name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Luc Jobin (Chair)	Canada	Chair of BAT

Holly Keller Koeppel (Senior Independent Director)	U.S.A.	Non-Executive Director of BAT, Senior Independent Director of Flutter Entertainment plc, and a Director of The AES Corporation and Arch Resources Inc.

Tadeu Marroco	Brazil/United Kingdom	Chief Executive

Soraya Benchikh	French/United Kingdom	Chief Financial Officer

Krishnan Anand (Non-Executive Director)	U.S.A.	Non-Executive Director of BAT, Director of Wingstop Inc., Chief Executive Officer of Igniting Business Growth LLC and Chairman and Chief Executive Officer of Igniting Consumer Growth Acquisition Co.

Karen Guerra (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT

Véronique Laury (Non-Executive Director)	France	Non-Executive Director of BAT and Board member of Sodexo SA, Inter IKEA Holding B.V., Eczacıbaşı Holding Company and Societe Bic S.A.

Darrell Thomas (Non-Executive Director)	U.S.A	Non-Executive Director of BAT, Independent Director of Dorman Products Inc., Non-Executive Director of Scotia Holdings (US) Inc. and Vontier Corporation and Board member of Sojourner Family Peace Center Inc.

Murray S. Kessler (Non-Executive Director)	U.S.A	Non-Executive Director of BAT, Chief Executive Officer of Wellington International LLC.

Serpil Timuray	Turkey/United Kingdom	Non-Executive Director of BAT, Non-Executive Director of TPG Telecom plc, CEO of Vodafone Investments, Rotating Chair of Supervisory Board, and Remuneration Committee of Vodafone Ziggo, Non-Executive Director and Chairman of Vodafone Turkey, Director of Board of DEIK DTIK and Director of Thirty Club of London

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A./United Kingdom	Director, Legal and General Counsel

Soraya Benchikh	French/United Kingdom	Chief Financial Officer

Kingsley Wheaton	United Kingdom	Chief Corporate Officer

British American Tobacco (2012) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Patrick Ian Booth	United Kingdom	Group Chief Accountant

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Ridirectors Limited (Globe House, 1 Water Street,London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Patrick Ian Booth	United Kingdom	Group Chief Accountant

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Daniel Wang Kit Wong	United Kingdom	Head of Corporate Treasury

Ridirectors Limited (Globe House, 1 Water Street,London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A./United Kingdom	Director, Legal and General Counsel

Soraya Benchikh	French/United Kingdom	Chief Financial Officer

Pablo Daniel Sconfianza	Italy	Group Finance Controller

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Caroline Ferland	Canada	Group Company Secretary

Neil Arthur Wadey	United Kingdom	Group Head of Treasury

John Fry	United Kingdom	Group Head of Corporate Tax

Pablo Daniel Sconfianza	Italy	Group Finance Controller

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A./United Kingdom	Director, Legal and General Counsel

Luciano Comin	Italy, Argentina	Marketing Director, Combustibles & New Categories

Mihovil James Dijanosic	Australia	Regional Director, Asia-Pacific, Middle East and Africa

Syed Javed Iqbal	Pakistan	Director, Digital and Information

Zafar Aslam Khan	Pakistan	Director, Operations

Tadeu Luiz Marroco	Brazil/United Kingdom	Chief Executive

Johan Maurice Vandermeulen	Belgium	Chief Operating Officer

Kingsley Wheaton	United Kingdom	Chief Corporate Officer

Andrew James Barrett	United Kingdom	Director, Business Development

Dr Cora Koppe-Stahrenberg	Germany	Chief People Officer

Paul McCrory	United Kingdom	Director, Corporate & Regulatory Affairs

Frederico Pinto Monteiro	Brazil	Regional Director, Americas & Europe

James Murphy	Ireland	Director, Research & Science

David Stephen Waterfield	United Kingdom	President & CEO, Reynolds American Inc.

Soraya Benchikh	French/United Kingdom	Chief Financial Officer

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Andrew James Barrett	United Kingdom	Director, Business Development

John Fry	United Kingdom	Group Head of Corporate Tax

Neil Arthur Wadey	United Kingdom	Group Head of Treasury

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Alden H. Smith (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Timothy N. Derr (Secretary and Director) 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805	U.S.A.	Transaction Manager of Corporation Service Company, whose business address is 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805, and whose principal business is the provision of corporate and administrative services

Karen Calix (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Assistant Controller of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Anthony B. Petitt (President) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Craig Harris (Vice President and Director)	United Kingdom	Assistant General Counsel – Corporate & Commercial Legal

David Booth (Vice President and Director)	United Kingdom	Group Chief Accountant

Javier F. Suarez (Vice President – Tax) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Steven W. Coppock (Treasurer) Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808	U.S.A.	Accounting Manager of Gunnip & Company LLP, whose business address is Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808, and whose principal business is the provision of accounting and corporate consulting services

Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

BT DE Investments Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Adin Trbonja (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President & Deputy General Counsel of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Andrew James Barrett (Director)	United Kingdom	Director, Business Development

Neil Arthur Wadey (Director)	United Kingdom	Group Head of Treasury

Christopher S. Junker (Vice President and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Scientific & Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Anthony B. Petitt (Vice President & Assistant Treasurer and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Annie Goman (President)	United Kingdom	Category Head, Cannabis

Chris Voelker (General Counsel)	United Kingdom	Head of Legal, Beyond Nicotine

Juan Palacios (Vice President) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Business Development of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Dakota J. Moore (Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Business Development of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Carlos Cardoza Benitez (Treasurer) 401 North Main Street, Winston-Salem, NC 27101	Argentina	Director – Finance of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Javier F. Suarez (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Alden H. Smith (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101